November 2, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Mark Rakip, Staff Accountant

Re:	Chanticleer Holdings, Inc. (File No. 1-35570) (the “Company”)
Item 4.02 Form 8-K Filed September 10, 2012 Item 4.01 Form 8-K Filed October 18, 2012

Dear Mr. Rakip:

The purpose of this letter is to provide the Company’s response to the October 26, 2012 Comment Letter (the “Comment Letter”) to Mr. Michael D. Pruitt, Chief Executive Officer of the Company.

Amendment 1 to Form 8-K filed October 24, 2012

Item 4.01 Changes in Registrant’s Certifying Accountant

COMMENT 1.                      Please revise your Form 8-K to clarify whether prior to the engagement of RSM Betty & Dickson (Cape Town) on September 18, 2012, the registrant (or someone on its behalf) consulted RSM Betty & Dickson (Cape Town) regarding either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant’s financial statements, and either a written report was provided to the registrant or oral advise was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) and the related instructions to this item) or a reportable event (as described in paragraph 304(a)(1)(v)).

Response:	We have revised our Amendment 1 to Form 8-K to state, “that during the Company’s two most recent fiscal years and the subsequent interim period preceding the dismissal of BDCT neither the Company nor anyone on its behalf consulted BDCT regarding either: (i) the application of accounting principles to a specific completed or contemplated transaction, the type of audit opinion that might be rendered on the Company’s financial statements, or other information provided that was considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of disagreement (as defined in Item 304(a)(2)(iv)) or a reportable event (as defined in Item 304(a)(1)(v)).”

This language has been added in the 8-K/A as the third paragraph under Item 4.01.

COMMENT 2.                     Please revise your form 8-K to state whether RSM Betty & Dickson (Cape Town) resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. The wording, “discharged” is unclear to reader.

Response:	While we believe “discharged” has the same meaning as “dismissed”, we have revised our Amendment 1 to the 8-K to state RSM Betty & Dickson (Cape Town) was dismissed by revising the last sentence of paragraph two, under Item 4.01, to read, “BDCT did not perform any audit work on behalf of the Company since the Company announced their engagement on September 18, 2012, until they were dismissed on October 18, 2012.”

COMMENT 3.                     Please revise your Form 8-K to state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with RSM Betty & Dickson (Cape Town) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K. Include a letter from the former accountants addressing the revised disclosures in the amendment.

Response:	We have revised our Amendment 1 to the 8-K to state, “from the date of appointment being September 18, 2012 preceding the dismissal of BDCT there were (a) no “disagreements” as defined in Item 304(a)(1)(iv) of Regulation S-K with BDCT on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of BDCT, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and (b) no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

COMMENT 4.                      Please clarify the nature and significance of the audit work to be performed by RSM Betty & Dickson (Durban). It does not appear that this firm is registered with PCAOB. The auditor of the financial statements of the financial statements of the non-issues entity must be registered if, in performing the audit, the auditor played a “substantial role” in the audit of the issues, as the term is defined in PCAOB Rule 1001(p)(ii). The inclusion or exclusion of such a report under S-X 2-05 does not affect this determination.

Response:	Marcum LLP is a PCAOB registered firm, where Marcum LLP will perform the audit for the three-month period ended December 31, 2011 and issue an opinion on our South African Operations. Marcum LLP will also perform the reviews for the three-month periods ended March 31, 2012 and June 30, 2012. We are aware RSM Betty & Dickson (Durban) is not a registered with PCAOB, where RSM Betty & Dickson will not be playing a substantial role in the auditing process, pursuant to PCAOB Rule 1001(p)(ii). RSM Betty & Dickson (Durban) will only be assisting Marcum LLP with supervision as needed, primarily because of RSM Betty & Dickson (Durban) close physical proximity with our South African operations books and records, with regards to the audit for the three-month period ended December 31, 2011.

Item 4.02 Non-Reliance on previously issued Financial Statements of a Related Audit Report or Completed Interim Review

COMMENT 5.                     We note your responses to prior comments 1 and 2 from our letter dated October 12, 2012 and your statement that you will not sell securities pursuant to the registration statement until you are “current in your filings”. Please confirm that you will not sell securities pursuant to the registration statement until you have filed a post-effective amendment which has been declared effective and that included disclosures (a) thru (c) from the SEC Comment letter dated October 26, 2012.

Response:	NASDAQ halted our trading for both our Common Stock and Warrants on September 11, 2012 at approximately 3:11 pm Eastern time. NASDAQ has not allowed trading since then. The Company will notify its warrant holders of the status of the Registration Statement. Further, the Company will not allow the exercise of any of the warrants registered on the S-1 until the Company has filed a post-effective amendment, which has been declared effective. The Company confirms we will add below disclosures to our post-effective amendment:
a.)	Risk Factor and other relevant disclosure regarding withdrawal of the Creason & Associates, PLLC (“Creason”) audit opinion as of and for the fiscal year ended December 31. 2011
b.)	Risk Factor and other relevant disclosure regarding your potential liability under the federal securities laws related to the issues noted in your Item 4.02 Form 8-K; and
c.)	Risk Factor and other relevant disclosure, including an update to the legal Proceedings section pursuant to Item 103 of Regulation S-K regarding the litigation related to these matters.

COMMENT 6.                     We note your response to prior comment 5. Please ensure that upon the reissuance of the audit report from Creason on your financial statements as of and for the period ended December 31, 2011, the audit report of Marcum LLP related to your South African Operations is also included pursuant to Rule 2-05 of Regulation S-X.

Response:	Upon reissuance of the audit report from Creason on the Company’s financial statements as of and for the period ended December 31, 2011, the audit report of Marcum LLP, related to the Company’s South African Operations will also be included, pursuant to Rule 2-05 of Regulation S-X.

COMMENT 7.                     We note your response to prior comment 7. We still remain unclear as to how Creason could appropriately consider itself as your principal auditor given the significance of the consolidated assets and results of operations of your South Africa Operations both at the date you concluded the consolidation of such assets/operations was appropriate (October 1, 2011, note comment letter say 2012) and as of December 31, 2011. Please provide further analyses performed by you and Creason supporting the position that Creason was considered your primary auditor given the significance of the South Africa Operations and Creason’s inability to rely on and take responsibility for the work of other auditors.

Creason & Associates, PLLC Response:

Creason & Associates, PLLC has been the principal auditor for Chanticleer Holdings, Inc. (“CHI”) for 5+ years. Based on the fact that Creason has prior history and knowledge of CHI, was performing the audit for CHI and all its subsidiaries except the South African Operations that are to be consolidated only for the 4th quarter of 2011, Creason determined based on its judgment that it could continue to be the principal auditor for CHI. In 2011, CHI was just beginning its phase of owning restaurants at levels that requires consolidation. Outside of the South African Operations, CHI still had many other investments and operating activities; the South African Operations added another component to CHI’s existing business only for the 4th quarter of 2011. Creason’s own participation and audit work, along with Creason’s knowledge of the overall financial statements, was sufficient to allow Creason to consider itself as CHI’s principal auditor, even though a significant part of the consolidated audit was performed by other auditors (the South African Operations). In Creason’s judgment, we could continue to be the principal auditor for CHI for 2011.

Based on the facts that the South African Operations being audited by another auditor were material to the overall financials, Creason determined to make reference to the other auditors in their audit report.

These facts were discussed with our Engagement Quality Reviewer and with CHI management after research and consideration of the following excerpts from PCAOB auditing standards and literature.

RESEARCH:

AU Section 543 "Part of Audit Performed by Other Independent Auditors" establishes requirements and provides guidance on the professional judgments the independent auditor makes in deciding (a) whether he may serve as principal auditor and use the work and reports of other independent auditors who have audited the financial statements of one or more subsidiaries, divisions, branches, components, or investments included in the financial statements presented, and (b) the form and content of the principal auditor's report in these circumstances. Nothing in this section should be construed to require or imply that an auditor, in deciding whether he may properly serve as principal auditor without himself auditing particular subsidiaries, divisions, branches, components, or investments of his client, should make that decision on any basis other than his judgment regarding the professional considerations as discussed in this section, nor should an auditor state or imply that a report that makes reference to another auditor is inferior in professional standing to a report without such a reference.

The auditor considering whether he may serve as principal auditor may have performed all but a relatively minor portion of the work, or significant parts of the audit may have been performed by other auditors. In the latter case, he must decide whether his own participation is sufficient to enable him to serve as the principal auditor and to report as such on the financial statements. In deciding this question, the auditor should consider, among other things, the materiality of the portion of the financial statements he has audited in comparison with the portion audited by other auditors, the extent of his knowledge of the overall financial statements, and the importance of the components he audited in relation to the enterprise as a whole.

When Creason considered the above, he considered the materiality of the South African operations in comparison to the portion that he audited and recognized that quantitatively, the South African portion was more significant. However, he believed that his knowledge of the overall financial statements and the importance of the remaining components enabled him to continue to serve as the principal auditor. The other operations of Chanticleer were more complex than the restaurant portion was at December 31, 2011 and for the 4th quarter. Creason determined that his experience with those components was a critical decision in remaining as the principal auditor.

If the principal auditor decides not to assume responsibility for the work of the other auditors insofar as that work relates to the principal auditor's expression of an opinion on the financial statements taken as a whole, his report should make reference to the audit of the other auditors and should indicate clearly the division of responsibility between himself and the other auditor in expression his opinion on the financial statements. Regardless of the principal auditor's decision, the other auditor remains responsible for the performance of his own work and for his own report.

If the financial statements of a component audited by another auditor are material in relation to the total, the principal auditor may decide, regardless of any other considerations, to make reference in his report, to the audit of the other auditor. The principal auditor's report should clearly indicate in the introductory, scope and opinion paragraphs, the division of responsibility as between that portion of the financial statements covered by his own audit and that covered by the auditor of the other auditor.

Creason determined that the above was the best decision, given the materiality of the South African operations.

PCAOB Staff Audit Practice Alert No. 6 - Auditor Considerations Regarding Using the Work of Other Auditors and Engaging Assistants from Outside the Firm was also considered. That Practice Alert states that "even in circumstances where a firm has access to the work and report of another auditor that has audited the financial statements of a subsidiary, division, branch, component, or investment, the firm cannot serve as principal auditor unless the firm's own participation in the audit is sufficient. In determining whether its participation is sufficient to serve as principal auditor, the firm "should consider, among other things, the materiality of the portion of the financial statements the firm audited in comparison with the portion audited by other auditors, the extent of the auditor's knowledge of the overall financial statements, and the importance of the components the firm audited in relation to the enterprise as a whole." If an issuer has no significant operations other than those in another country, a registered public accounting firm that plays no significant part in the audit of the foreign operations is highly unlikely to have sufficient participation in the audit to serve as the issuer's principal auditor.

The materiality of the portion of the financial statements that Creason audited was a factor in Creason’s considerations as to whether or not he could continue to serve as the principal auditor. However, Creason does have an extensive knowledge of the overall financial statements, given his experience as auditor of the Company. And the components that Creason audited are highly significant and important to the Company, and include complex valuation and other issues. Chanticleer does have significant operations in the United States, and Creason has served as the principal auditor of the Company for five years, during which time that was 100% of its operations. The Company continued to have significant operations in the United States throughout all of 2012 as well.

However, as CHI’s restaurant activity increased in 2012, Creason notified CHI’s management that another principal auditor would need to be retained as the restaurant activity would be becoming a level that would require a principal auditor’s participation in all operations of the entity.

Sincerely,

Chanticleer Holdings, Inc.

By:	/s/ Michael D. Pruitt
Chief Executive Officer